UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sydys Corp.

(Name of Issuer)
Common Stock

 (Title of Class of Securities)
87124F-10-4

 (CUSIP Number)
Kenneth J. Koock, 7 Orchard Lane, Lebanon, New Jersey 08833.
908-236-9885

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 10, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.87124F-10-4

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth J. Koock

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization U.S.

Number of	7. U	Sole Voting Power 1,300,000
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9. U	Sole Dispositive Power 1,300,000
Reporting
Person	10.	Shared Dispositive Power 0
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 37.1%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Sydys Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7 Orchard Lane, Lebanon, New Jersey 08833.

Item 2. Identity and Background

(a)	Name:	Kenneth J. Koock
(b)	Business Address:	7 Orchard Lane, Lebanon, New Jersey 08833
(c)	Present Principal Occupation:	President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer of the Issuer.
(d)	Disclosure of Criminal Proceedings:	Mr. Koock has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
Mr. Koock has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Koock is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Koock used his personal funds in the amount of $256,000 to purchse an aggregate of 1,300,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

On May 10, 2006, Mr. Koock concluded two share purchase transactions to acquire 1,300,000 shares of the Issuer’s common stock in conjunction with a change of control transaction. The first purchase agreement was with Christopher Schilling, the Issuer’s former chief executive officer, president and one of its directors, whereby Mr. Koock agreed to purchase Mr. Schilling’s 700,000 shares of common stock for an aggregate consideration of $156,800, or $0.22 per share. The second purchase agreement was with Jason Baybutt, the Issuer’s former chief financial officer, secretary, treasurer and one of its directors, agreed to purchase Mr. Baybutt’s 300,000 shares of common stock for an aggregate consideration of $100,000, or $0.33 per share. On May 10, 2006, Mr. Koock also took office as the Issuer’s sole officer and as one of its directors.

Item 5. Interest in Securities of the Issuer

Mr. Koock beneficially owns a total of 1,300,000 shares of the Issuer’s common stock as follows:

(a) Mr. Koock directly and personally owns 1,300,000 shares of the Issuer’s common stock which comprises 37.1% of the Issuer’s total issued and outstanding shares.

(b) Mr. Koock has sole voting and dispositive power as to the 1,300,000 shares he owns directly.

(c) On May 10, 2006, Mr. Koock concluded two share purchase transactions to acquire 1,300,000 shares of the Issuer’s common stock in conjunction with a change of control transaction. The first purchase agreement was with Christopher Schilling, the Issuer’s former chief executive officer, president and one of its directors, whereby Mr. Koock agreed to purchase Mr. Schilling’s 700,000 shares of common stock for an aggregate consideration of approximately $156,800, or $0.22 per share. The second purchase agreement was with Jason Baybutt, the Issuer’s former chief financial officer, secretary, treasurer and one of its directors, agreed to purchase Mr. Baybutt’s 300,000 shares of common stock for an aggregate consideration of $100,000, or $0.33 per share. On May 10, 2006, Mr. Koock also took office as the Issuer’s sole officer and as one of its directors.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Information Statement on Schedule 14f-1 filed with the Securities and Exchange Commission on or about April 20, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME CORPORATION

Date: May 20, 2006	By:	/s/ Kenneth J. Koock
Kenneth J. Koock

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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